This pricing supplement, which is not complete and may be changed, relates to an effective Registration Statement under the Securities Act of 1933. This pricing supplement and the accompanying product supplement, prospectus supplement and prospectus are not an offer to sell these Notes in any country or jurisdiction where such an offer would not be permitted.

BofA Finance LLC $--

Buffered
Auto-Callable Enhanced Return Notes

Fully and Unconditionally Guaranteed by Bank of America Corporation

Preliminary Pricing Supplement - Subject to Completion

(To Prospectus dated December 8, 2025,

Series A Prospectus Supplement dated December 8, 2025 and

Product Supplement EQUITY-1 dated December 8, 2025)

Filed Pursuant to Rule 424(b)(2)

Registration Statement Nos. 333-290665 and 333-290665-01

August 27, 2026

Linked to the Least Performing of the State Street® SPDR® S&P® Biotech ETF, the State Street® SPDR® S&P® Oil & Gas Exploration & Production ETF and the iShares® Expanded Tech-Software Sector ETF

•The Buffered Auto-Callable Enhanced Return Notes Linked to the Least Performing of the State Street® SPDR® S&P® Biotech ETF, the State Street® SPDR® S&P® Oil & Gas Exploration & Production ETF and the iShares® Expanded Tech-Software Sector ETF, due September 9, 2031 (the “Notes”) are expected to price on September 4, 2026 and expected to issue on September 10, 2026.

•Approximate 5 year term if not called prior to maturity.

•Payment on the Notes will depend on the individual performance of the State Street® SPDR® S&P® Biotech ETF, the State Street® SPDR® S&P® Oil & Gas Exploration & Production ETF and the iShares® Expanded Tech-Software Sector ETF (each an “Underlying”).

•Automatically callable at an amount equal to the Call Amount if, on the Call Observation Date, the Observation Value of each Underlying is equal to or greater than its Call Value. The Call Values are indicated on page PS-2, and the Call Observation Date and Call Amount are indicated on page PS-4.

•Assuming the Notes are not called prior to maturity, if the Ending Value of each Underlying is greater than or equal to 100% of its Starting Value, at maturity, you will receive 125.00% upside exposure to increases in the value of the Least Performing Underlying from its Starting Value.

•However, assuming the Notes are not called prior to maturity, if any Underlying declines by more than 30% from its Starting Value, at maturity your investment will be exposed on a leveraged basis to any decrease in the value of the Least Performing Underlying beyond a 30% decline, with up to 100% of the principal at risk. Otherwise, if the Notes are not called prior to maturity and the Ending Value of the Least Performing Underlying is less than 100.00% of its Starting Value but greater than or equal to 70% of its Starting Value, at maturity you will receive the principal amount of your Notes.

•Any payment on the Notes is subject to the credit risk of BofA Finance LLC (“BofA Finance” or the “Issuer”), as issuer of the Notes, and Bank of America Corporation (“BAC” or the “Guarantor”), as guarantor of the Notes.

•No periodic interest payments.

•The Notes will not be listed on any securities exchange.

•CUSIP No. 09712CDZ3.

The initial estimated value of the Notes as of the pricing date is expected to be between $900.00 and $950.00 per $1,000.00 in principal amount of Notes, which is less than the public offering price listed below. The actual value of your Notes at any time will reflect many factors and cannot be predicted with accuracy. See “Risk Factors” beginning on page PS-8 of this pricing supplement and “Structuring the Notes” on page PS-25 of this pricing supplement for additional information.

There are important differences between the Notes and a conventional debt security. Potential purchasers of the Notes should consider the information in “Risk Factors” beginning on page PS-8 of this pricing supplement, page PS-3 of the accompanying product supplement, page S-7 of the accompanying prospectus supplement, and page 7 of the accompanying prospectus.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Public Offering Price	Underwriting Discount(1)	Proceeds, before expenses, to BofA Finance
Per Note	$1,000.00	$0.00	$1,000.00
Total

(1)In addition to the underwriting discount above, if any, an affiliate of BofA Finance will pay a referral fee of up to $2.50 per $1,000.00 in principal amount of the Notes in connection with the distribution of the Notes to other registered broker-dealers.

The Notes and the related guarantee:

Are Not FDIC Insured	Are not Bank Guaranteed	May Lose Value

Selling Agent

Buffered Auto-Callable Enhanced Return Notes Linked to the Least Performing of the State Street® SPDR® S&P® Biotech ETF, the State Street® SPDR® S&P® Oil & Gas Exploration & Production ETF and the iShares® Expanded Tech-Software Sector ETF

Terms of the Notes

Issuer:	BofA Finance
Guarantor:	BAC
Denominations:	The Notes will be issued in minimum denominations of $1,000.00 and whole multiples of $1,000.00 in excess thereof.
Term:	Approximately 5 years, unless previously automatically called.
Underlyings:

The State Street® SPDR® S&P® Biotech ETF (Bloomberg symbol: “XBI”), the State Street® SPDR® S&P® Oil & Gas Exploration & Production ETF (Bloomberg symbol: “XOP”) and the iShares® Expanded Tech-Software Sector ETF (Bloomberg symbol: “IGV”).

Pricing Date*:	September 4, 2026
Issue Date*:	September 10, 2026
Valuation Date*:	September 4, 2031, subject to postponement as described under “Description of the Notes—Certain Terms of the Notes—Events Relating to Observation Dates” in the accompanying product supplement.
Maturity Date*:	September 9, 2031
Starting Value:	With respect to each Underlying, its Closing Market Price on the pricing date.
Observation Value:	With respect to each Underlying, its Closing Market Price on the Call Observation Date, multiplied by its Price Multiplier.
Ending Value:	With respect to each Underlying, its Closing Market Price on the Valuation Date, multiplied by its Price Multiplier.
Call Value:	With respect to each Underlying, 85.00% of its Starting Value.
Price Multiplier:

With respect to each Underlying, 1, subject to adjustment for certain events relating to that Underlying as described in “Description of the Notes — Anti-Dilution and Discontinuance Adjustments Relating to ETFs” beginning on page PS-23 of the accompanying product supplement.

Redemption Barrier:	With respect to each Underlying, 100.00% of its Starting Value.
Upside Participation Rate:	125.00%
Threshold Rate:	The quotient of the Starting Value of the Least Performing Underlying divided by its Threshold Value (expressed as a percentage), which equals 142.85714%.
Threshold Value:	With respect to each Underlying, 70.00% of its Starting Value.
Automatic Call:

All (but not less than all) of the Notes will be automatically called at an amount equal to the Call Amount if the Observation Value of each Underlying is greater than or equal to its Call Value on the Call Observation Date. If the Notes are automatically called, the Call Amount will be paid on the Call Payment Date. No further amounts will be payable following an Automatic Call.

Redemption Amount:

If the Notes have not been automatically called prior to maturity, the Redemption Amount per $1,000.00 in principal amount of Notes will be:

a) If the Ending Value of the Least Performing Underlying is greater than or equal to its Redemption Barrier:

b) If the Ending Value of the Least Performing Underlying is less than its Redemption Barrier but is greater than or equal to its Threshold Value:

BUFFERED AUTO-CALLABLE ENHANCED RETURN NOTES | PS-2

Buffered Auto-Callable Enhanced Return Notes Linked to the Least Performing of the State Street® SPDR® S&P® Biotech ETF, the State Street® SPDR® S&P® Oil & Gas Exploration & Production ETF and the iShares® Expanded Tech-Software Sector ETF

c) If the Ending Value of the Least Performing Underlying is less than its Threshold Value:

In this case, the Redemption Amount will be less than the principal amount and you could lose up to 100.00% of your investment in the Notes.

Call Observation Date*:	As set forth beginning on page PS-4
Call Payment Date*:	As set forth beginning on page PS-4
Call Amount (per $1,000.00 in principal amount):	As set forth beginning on page PS-4
Calculation Agent:	BofA Securities, Inc. (“BofAS”), an affiliate of BofA Finance.
Selling Agent:	BofAS
CUSIP:	09712CDZ3
Underlying Return:	With respect to each Underlying,
Least Performing Underlying:	The Underlying with the lowest Underlying Return.
Events of Default and Acceleration:

If an Event of Default, as defined in the senior indenture relating to the Notes and in the section entitled “Description of Debt Securities of BofA Finance LLC—Events of Default and Rights of Acceleration” on page 51 of the accompanying prospectus, with respect to the Notes occurs and is continuing, the amount payable to a holder of the Notes upon any acceleration permitted under the senior indenture will be equal to the amount described under the caption “Redemption Amount” above, calculated as though the date of acceleration were the Maturity Date of the Notes and as though the Valuation Date were the third Trading Day prior to the date of acceleration. In case of a default in the payment of the Notes, whether at their maturity or upon acceleration, the Notes will not bear a default interest rate.

* Subject to change.

BUFFERED AUTO-CALLABLE ENHANCED RETURN NOTES | PS-3

Buffered Auto-Callable Enhanced Return Notes Linked to the Least Performing of the State Street® SPDR® S&P® Biotech ETF, the State Street® SPDR® S&P® Oil & Gas Exploration & Production ETF and the iShares® Expanded Tech-Software Sector ETF

Call Observation Date, Call Payment Date and Call Amount

Call Observation Date*	Call Payment Date	Call Amount (per $1,000.00 in principal amount)
December 4, 2026	December 9, 2026	$1,092.502

* The Call Observation Date is subject to postponement as set forth in “Description of the Notes—Certain Terms of the Notes—Events Relating to Observation Dates” beginning on page PS-18 of the accompanying product supplement, with references to “Observation Dates” being read as references to “Call Observation Dates.”

Any payments on the Notes depend on the credit risk of BofA Finance, as Issuer, and BAC, as Guarantor, and on the performance of the Underlyings. The economic terms of the Notes are based on BAC’s internal funding rate, which is the rate it would pay to borrow funds through the issuance of market-linked notes, and the economic terms of certain related hedging arrangements BAC’s affiliates enter into. BAC’s internal funding rate is typically lower than the rate it would pay when it issues conventional fixed or floating rate debt securities. This difference in funding rate, as well as the underwriting discount, if any, the referral fee and the hedging related charges described below (see “Risk Factors” beginning on page PS-8), will reduce the economic terms of the Notes to you and the initial estimated value of the Notes. Due to these factors, the public offering price you pay to purchase the Notes will be greater than the initial estimated value of the Notes as of the pricing date.

The initial estimated value range of the Notes is set forth on the cover page of this pricing supplement. The final pricing supplement will set forth the initial estimated value of the Notes as of the pricing date. For more information about the initial estimated value and the structuring of the Notes, see “Risk Factors” beginning on page PS-8 and “Structuring the Notes” on page PS-25.

BUFFERED AUTO-CALLABLE ENHANCED RETURN NOTES | PS-4

Buffered Auto-Callable Enhanced Return Notes Linked to the Least Performing of the State Street® SPDR® S&P® Biotech ETF, the State Street® SPDR® S&P® Oil & Gas Exploration & Production ETF and the iShares® Expanded Tech-Software Sector ETF

Automatic Call and Redemption Amount Determination

*On the Call Observation Date, your Notes may be automatically called,

determined as follows:

Assuming the Notes have not been automatically called, on the Maturity Date, you will receive a cash payment per $1,000.00 in principal amount of Notes determined as follows:

Is the Ending Value of the Least Performing Underlying greater than or equal to its Redemption Barrier?
Yes
No
You will receive:
$1,000.00 + ($1,000.00 × Upside Participation Rate × Underlying Return of the Least Performing Underlying)
Is the Ending Value of the Least Performing Underlying greater than or equal to its Threshold Value?
Yes
No
You will receive: $1,000.00
You will receive:
$\$1{,}000.00 - \left(\$1{,}000.00 \times \text{Threshold Rate} \times \frac{\text{Threshold Value of the Least Performing Underlying} - \text{Ending Value of the Least Performing Underlying}}{\text{Starting Value of the Least Performing Underlying}}\right)$
In this case, the Redemption Amount will be less than the principal amount and you could

BUFFERED AUTO-CALLABLE ENHANCED RETURN NOTES | PS-5

Buffered Auto-Callable Enhanced Return Notes Linked to the Least Performing of the State Street® SPDR® S&P® Biotech ETF, the State Street® SPDR® S&P® Oil & Gas Exploration & Production ETF and the iShares® Expanded Tech-Software Sector ETF

All payments described above are subject to the credit risk of BofA Finance, as Issuer, and BAC, as Guarantor.

BUFFERED AUTO-CALLABLE ENHANCED RETURN NOTES | PS-6

Buffered Auto-Callable Enhanced Return Notes Linked to the Least Performing of the State Street® SPDR® S&P® Biotech ETF, the State Street® SPDR® S&P® Oil & Gas Exploration & Production ETF and the iShares® Expanded Tech-Software Sector ETF

Hypothetical Payout Profile and Examples of Payments at Maturity

Buffered Auto-Callable Enhanced Return Notes Table

The following table is for purposes of illustration only. It assumes the Notes have not been automatically called prior to maturity and is based on hypothetical values and shows hypothetical returns on the Notes. The table illustrates the calculation of the Redemption Amount and the return on the Notes based on a hypothetical Starting Value of 100 for the Least Performing Underlying, a hypothetical Redemption Barrier of 100 for the Least Performing Underlying, a hypothetical Threshold Value of 70 for the Least Performing Underlying, the Upside Participation Rate of 125.00%, a hypothetical Threshold Rate of approximately 142.85714% and a range of hypothetical Ending Values of the Least Performing Underlying. The actual amount you receive and the resulting return will depend on the actual Starting Values, Redemption Barriers, Threshold Values and Ending Values of the Underlyings, whether the Notes are automatically called prior to maturity, and whether you hold the Notes to maturity. The following examples do not take into account any tax consequences from investing in the Notes.

For recent actual values of the Underlyings, see “The Underlyings” section below. The Ending Value of each Underlying will not include any income generated by dividends or other distributions paid with respect to shares or units of that Underlying or on the securities or assets included in that Underlying, as applicable. In addition, all payments on the Notes are subject to Issuer and Guarantor credit risk.

Ending Value of the Least Performing Underlying	Underlying Return of the Least Performing Underlying	Redemption Amount per Note	Return on the Notes(1)
160.00	60.00%	$1,750.00	75.000%
150.00	50.00%	$1,625.00	62.500%
140.00	40.00%	$1,500.00	50.000%
130.00	30.00%	$1,375.00	37.500%
120.00	20.00%	$1,250.00	25.000%
110.00	10.00%	$1,125.00	12.500%
105.00	5.00%	$1,062.50	6.250%
102.00	2.00%	$1,025.00	2.500%
100.00(2)(3)	0.00%	$1,000.00	0.000%
90.00	-10.00%	$1,000.00	0.000%
80.00	-20.00%	$1,000.00	0.000%
70.00(4)	-30.00%	$1,000.00	0.000%
69.99	-30.01%	$999.86	-0.014%
60.00	-40.00%	$857.14	-14.286%
50.00	-50.00%	$714.29	-28.571%
0.00	-100.00%	$0.00	-100.000%

(1)	The “Return on the Notes” is calculated based on the Redemption Amount.
(2)	The hypothetical Starting Value of 100 used in the table above has been chosen for illustrative purposes only and does not represent a likely Starting Value of any Underlying.
(3)	This is the hypothetical Redemption Barrier of the Least Performing Underlying.
(4)	This is the hypothetical Threshold Value of the Least Performing Underlying.
BUFFERED AUTO-CALLABLE ENHANCED RETURN NOTES | PS-7

Buffered Auto-Callable Enhanced Return Notes Linked to the Least Performing of the State Street® SPDR® S&P® Biotech ETF, the State Street® SPDR® S&P® Oil & Gas Exploration & Production ETF and the iShares® Expanded Tech-Software Sector ETF

Risk Factors

Your investment in the Notes entails significant risks, many of which differ from those of a conventional debt security. Your decision to purchase the Notes should be made only after carefully considering the risks of an investment in the Notes, including those discussed below, with your advisors in light of your particular circumstances. The Notes are not an appropriate investment for you if you are not knowledgeable about significant elements of the Notes or financial matters in general. You should carefully review the more detailed explanation of risks relating to the Notes in the “Risk Factors” sections beginning on page PS-3 of the accompanying product supplement, page S-7 of the accompanying prospectus supplement and page 7 of the accompanying prospectus, each as identified on page PS-29 below.

Structure-related Risks

•Your investment may result in a loss; there is no guaranteed return of principal. There is no fixed principal repayment amount on the Notes at maturity. If the Notes are not automatically called prior to maturity and the Ending Value of any Underlying is less than its Threshold Value, at maturity, your investment will be exposed on a leveraged basis to any decrease in the value of the Least Performing Underlying beyond a 30% decline, and you will lose approximately 1.42857% of the principal amount for each 1% that the Ending Value of the Least Performing Underlying is less than its Threshold Value. In that case, you will lose some or all of your investment in the Notes.

•The Notes do not bear interest. Unlike a conventional debt security, no interest payments will be paid over the term of the Notes, regardless of the extent to which the Observation Value or Ending Value of the Least Performing Underlying exceeds its Starting Value, Redemption Barrier, Call Value or Threshold Value.

•The Notes are subject to a potential Automatic Call, which would limit your ability to receive further payment on the Notes. The Notes are subject to a potential Automatic Call. The Notes will be automatically called if , on the Call Observation Date, the Observation Value of each Underlying is greater than or equal to its Call Value. If the Notes are automatically called prior to the Maturity Date, you will be entitled to receive the Call Amount with respect to the Call Observation Date and no further amounts will be payable following the Automatic Call. In this case, you will lose the opportunity to receive payment of any higher Redemption Amount that otherwise would be payable after the date of the Automatic Call. If the Notes are called prior to the Maturity Date, you may be unable to invest in other securities with a similar level of risk that could provide a return that is similar to the Notes.

•Your return on the Notes may be less than the yield on a conventional debt security of comparable maturity. Any return that you receive on the Notes may be less than the return you would earn if you purchased a conventional debt security with the same Maturity Date. As a result, your investment in the Notes may not reflect the full opportunity cost to you when you consider factors, such as inflation, that affect the time value of money.

•The Call Amount or Redemption Amount, as applicable, will not reflect changes in the prices of the Underlyings other than on the Call Observation Date or Valuation Date, as applicable. The prices of the Underlyings during the term of the Notes other than on the Call Observation Date or Valuation Date, as applicable, will not affect payments on the Notes. Notwithstanding the foregoing, investors should generally be aware of the performance of the Underlyings while holding the Notes, as the performance of the Underlyings may influence the market value of the Notes. The calculation agent will determine whether the Notes will be automatically called and will calculate the Call Amount or the Redemption Amount, as applicable, by comparing only the Starting Value, the Call Value, the Redemption Barrier or the Threshold Value, as applicable, to the Observation Value or the Ending Value for each Underlying. No other prices of the Underlyings will be taken into account. As a result, if the Notes are not automatically called prior to maturity and the Ending Value of the Least Performing Underlying is less than its Threshold Value, you will receive less than the principal amount at maturity even if the price of each Underlying was always above its Threshold Value prior to the Valuation Date.

•Because the Notes are linked to the least performing (and not the average performance) of the Underlyings, you may not receive any return on the Notes and may lose some or all of your investment in the Notes even if the Observation Value or Ending Value of one Underlying is greater than or equal to its Call Value, Redemption Barrier or Threshold Value, as applicable. Your Notes are linked to the least performing of the Underlyings, and a change in the price of one Underlying may not correlate with changes in the prices of the other Underlyings. The Notes are not linked to a basket composed of the Underlyings, where the depreciation in the price of one Underlying could be offset to some extent by the appreciation in the prices of the other Underlyings. In the case of the Notes, the individual performance of each Underlying would not be combined, and the depreciation in the price of one Underlying would not be offset by any appreciation in the prices of the other Underlyings. Even if the Observation Value of an Underlying is at or above its Call Value on the Call Observation Date, your Notes will not be automatically called if the Observation Value of another Underlying is below its Call Value on that day. In addition, even if the Ending Value of an Underlying is at or above its Threshold Value, you will lose some or all of your investment in the Notes if the Ending Value of the Least Performing Underlying is below its Threshold Value.

•Any payments on the Notes are subject to our credit risk and the credit risk of the Guarantor, and any actual or perceived changes in our or the Guarantor’s creditworthiness are expected to affect the value of, or any amounts payable on, the Notes. The Notes are our unsecured senior debt securities. Any payment on the Notes will be fully and unconditionally guaranteed by the Guarantor. The Notes are not guaranteed by any entity other than the Guarantor. As a result, your receipt of any payments on the Notes will be dependent upon our ability and the ability of the Guarantor to repay our respective obligations under the Notes on the applicable payment date, regardless of the performance of the Underlyings. No assurance can be given as to what our financial condition or the financial condition of the Guarantor will be at any time after the pricing date of the Notes. If we and the Guarantor become unable to meet

BUFFERED AUTO-CALLABLE ENHANCED RETURN NOTES | PS-8

Buffered Auto-Callable Enhanced Return Notes Linked to the Least Performing of the State Street® SPDR® S&P® Biotech ETF, the State Street® SPDR® S&P® Oil & Gas Exploration & Production ETF and the iShares® Expanded Tech-Software Sector ETF

our respective financial obligations as they become due, you may not receive the amount(s) payable under the terms of the Notes.

In addition, our credit ratings and the credit ratings of the Guarantor are assessments by ratings agencies of our respective abilities to pay our obligations. Consequently, our or the Guarantor’s perceived creditworthiness and actual or anticipated decreases in our or the Guarantor’s credit ratings or increases in the spread between the yield on our respective securities and the yield on U.S. Treasury securities (the “credit spread”) prior to the Maturity Date may adversely affect the market value of the Notes. However, because your return on the Notes depends upon factors in addition to our ability and the ability of the Guarantor to pay our respective obligations, such as the values of the Underlyings, an improvement in our or the Guarantor’s credit ratings will not reduce the other investment risks related to the Notes.

•We are a finance subsidiary and, as such, have no independent assets, operations, or revenues. We are a finance subsidiary of the Guarantor, have no operations other than those related to the issuance, administration and payment of our obligations under our debt securities that are guaranteed by the Guarantor, and are dependent upon the Guarantor and/or its other subsidiaries to meet our obligations under the Notes in the ordinary course. Therefore, our ability to make payments on the Notes may be limited.

Valuation and Market-related Risks

•The public offering price you pay for the Notes will exceed their initial estimated value. The range of initial estimated values of the Notes that is provided on the cover page of this preliminary pricing supplement, and the initial estimated value as of the pricing date that will be provided in the final pricing supplement, are each estimates only, determined as of a particular point in time by reference to our and our affiliates’ pricing models. These pricing models consider certain assumptions and variables, including our credit spreads and those of the Guarantor, the Guarantor’s internal funding rate, mid-market terms on hedging transactions, expectations on interest rates, dividends and volatility, price-sensitivity analysis, and the expected term of the Notes. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and lower than their initial estimated value. This is due to, among other things, changes in the prices of the Underlyings, changes in the Guarantor’s internal funding rate, and the inclusion in the public offering price of the underwriting discount, if any, the referral fee and the hedging related charges, all as further described in “Structuring the Notes” below. These factors, together with various credit, market and economic factors over the term of the Notes, are expected to reduce the price at which you may be able to sell the Notes in any secondary market and will affect the value of the Notes in complex and unpredictable ways.

•The initial estimated value does not represent a minimum or maximum price at which we, BAC, BofAS or any of our other affiliates would be willing to purchase your Notes in any secondary market (if any exists) at any time. The value of your Notes at any time after issuance will vary based on many factors that cannot be predicted with accuracy, including the performance of the Underlyings, our and BAC’s creditworthiness and changes in market conditions.

•We cannot assure you that a trading market for your Notes will ever develop or be maintained. We will not list the Notes on any securities exchange. We cannot predict how the Notes will trade in any secondary market or whether that market will be liquid or illiquid.

Conflict-related Risks

•Trading and hedging activities by us, the Guarantor and any of our other affiliates, including BofAS, may create conflicts of interest with you and may adversely affect your return on the Notes and their market value. We, the Guarantor or one or more of our other affiliates, including BofAS, may buy or sell shares or units of the Underlyings or the securities or assets held by or included in the Underlyings, as applicable, or futures or options contracts or exchange traded instruments on the Underlyings or those securities, or other listed or over-the-counter derivative instruments whose value is derived from the Underlyings or those securities or assets. While we, the Guarantor or one or more of our other affiliates, including BofAS, may from time to time own shares or units of the Underlyings or securities or assets represented by the Underlyings, except to the extent that BAC’s common stock may be included in the Underlyings, we, the Guarantor and our other affiliates, including BofAS, do not control any company included in the Underlyings, and have not verified any disclosure made by any other company. We, the Guarantor or one or more of our other affiliates, including BofAS, may execute such purchases or sales for our own or their own accounts, for business reasons, or in connection with hedging our obligations under the Notes. These transactions may present a conflict of interest between your interest in the Notes and the interests we, the Guarantor and our other affiliates, including BofAS, may have in our or their proprietary accounts, in facilitating transactions, including block trades, for our or their other customers, and in accounts under our or their management. These transactions may adversely affect the prices of the Underlyings in a manner that could be adverse to your investment in the Notes. On or before the pricing date, any purchases or sales by us, the Guarantor or our other affiliates, including BofAS or others on our or their behalf (including those for the purpose of hedging some or all of our anticipated exposure in connection with the Notes), may adversely affect the prices of the Underlyings. Consequently, the prices of the Underlyings may change subsequent to the pricing date, which may adversely affect the market value of the Notes.

We, the Guarantor or one or more of our other affiliates, including BofAS, also expect to engage in hedging activities that could adversely affect the prices of the Underlyings on the pricing date. In addition, these hedging activities, including the unwinding of a hedge, may decrease the market value of your Notes prior to maturity, and may adversely affect the amounts to be paid on the Notes. We, the Guarantor or one or more of our other affiliates, including BofAS, may purchase or otherwise acquire a long or short position in the Notes,

BUFFERED AUTO-CALLABLE ENHANCED RETURN NOTES | PS-9

Buffered Auto-Callable Enhanced Return Notes Linked to the Least Performing of the State Street® SPDR® S&P® Biotech ETF, the State Street® SPDR® S&P® Oil & Gas Exploration & Production ETF and the iShares® Expanded Tech-Software Sector ETF

the Underlyings or the securities represented by the Underlyings and may hold or resell the Notes, the Underlyings or the securities represented by the Underlyings. For example, BofAS may enter into these transactions in connection with any market making activities in which it engages. We cannot assure you that these activities will not adversely affect the prices of the Underlyings, the market value of your Notes prior to maturity or the amounts payable, if any, on the Notes.

•There may be potential conflicts of interest involving the calculation agent, which is an affiliate of ours. We have the right to appoint and remove the calculation agent. One of our affiliates will be the calculation agent for the Notes and, as such, will make a variety of determinations relating to the Notes, including the amounts that will be paid on the Notes. Under some circumstances, these duties could result in a conflict of interest between its status as our affiliate and its responsibilities as calculation agent.

Underlying-related Risks

•Adverse conditions in the biotechnology sector may reduce your return on the Notes. All of the stocks held by the XBI are issued by companies whose primary lines of business are directly associated with the biotechnology sector. The profitability of these companies is largely dependent on, among other things, demand for the companies’ products, regulatory influences on the biotechnology market (including healthcare reform and receipt of regulatory approvals and compliance with complex regulatory requirements), pricing and reimbursement from third party payors, continued innovation and successful development of new products, talent attraction and retention, maintaining intellectual property rights and industry competition. Any adverse developments affecting the biotechnology sector could adversely affect the price of the XBI and, in turn, the value of the Notes.

•Adverse conditions in the information technology sector may reduce your return on the Notes. All of the stocks held by the IGV are issued by companies in the information technology sector. Market or economic factors impacting technology companies and companies that rely heavily on technological advances could have a major effect on the value of the IGV’s investments. The prices of stocks of technology companies and companies that rely heavily on technology are particularly vulnerable to rapid changes in technology product cycles, rapid product obsolescence, government regulation and competition, both domestically and internationally, including competition from foreign competitors with lower production costs. Stocks of technology companies and companies that rely heavily on technology, especially those of smaller, less-seasoned companies, tend to be more volatile than the overall market. Technology companies are heavily dependent on patent and intellectual property rights, the loss or impairment of which may adversely affect profitability. Additionally, companies in the technology sector may face dramatic and often unpredictable changes in growth rates and competition for the services of qualified personnel. Companies in the information technology sector are facing increased government and regulatory scrutiny and may be subject to adverse government or regulatory action. Companies in the application software industry, in particular, may also be negatively affected by the decline or fluctuation of subscription renewal rates for their products and services, which may have an adverse effect on profit margins. Companies in the systems software industry may be adversely affected by, among other things, actual or perceived security vulnerabilities in their products and services, which may result in individual or class action lawsuits, state or federal enforcement actions and other remediation costs. Any of these factors may have an adverse effect on the return on the Notes. Accordingly, by investing in the Notes, you will not benefit from the diversification which could result from an investment linked to companies that operate in multiple sectors.

•The stocks of companies in the oil and gas sector are subject to swift price fluctuations. The issuers of the stocks held by the XOP develop and produce, among other things, crude oil and natural gas, and provide, among other things, drilling services and other services related to oil and gas production and distribution. Stock prices for these types of companies are affected by supply and demand both for their specific product or service and for oil and gas products in general. The price of oil and gas, exploration and production spending, government regulation, world events and economic conditions will likewise affect the performance of these companies. Correspondingly, the stocks of companies in this sector are subject to swift price fluctuations caused by events relating to international politics, energy conservation, the success of exploration projects and tax and other governmental regulatory policies. Weak demand for the companies’ products or services or for oil and gas products and services in general, as well as negative developments in these other areas, would adversely impact the value of the stocks held by the XOP, the market price of the XOP, and the value of the Notes.

•The stocks held by the XOP are concentrated in one sector. The XOP holds securities issued by companies in the oil and gas exploration industry. As a result, some of the stocks that will determine the performance of the Notes are concentrated in one sector. Although an investment in the Notes will not give holders any ownership or other direct interests in the securities held by the XOP, the return on an investment in the Notes will be subject to certain risks associated with a direct equity investment in companies in this sector. Accordingly, by investing in the Notes, you will not benefit from the diversification which could result from an investment linked to companies that operate in multiple sectors

•The stocks held by the XBI are concentrated in one sector. The XBI holds securities issued by companies in the biotechnology sector. As a result, some of the stocks that will determine the performance of the Notes are concentrated in one sector. Although an investment in the Notes will not give holders any ownership or other direct interests in the securities held by the XBI, the return on an investment in the Notes will be subject to certain risks associated with a direct equity investment in companies in this sector. Accordingly, by investing in the Notes, you will not benefit from the diversification which could result from an investment linked to companies that operate in multiple sectors.

•The stocks held by the IGV are concentrated in one sector. The IGV holds securities issued by companies in the technology sector. As a result, some of the stocks that will determine the performance of the Notes are concentrated in one sector. Although an investment in the Notes will not give holders any ownership or other direct interests in the securities held by the IGV, the return on an investment in the Notes will be subject to certain risks associated with a direct equity investment in companies in this sector. Accordingly, by investing

BUFFERED AUTO-CALLABLE ENHANCED RETURN NOTES | PS-10

Buffered Auto-Callable Enhanced Return Notes Linked to the Least Performing of the State Street® SPDR® S&P® Biotech ETF, the State Street® SPDR® S&P® Oil & Gas Exploration & Production ETF and the iShares® Expanded Tech-Software Sector ETF

in the Notes, you will not benefit from the diversification which could result from an investment linked to companies that operate in multiple sectors.

•The performance of an Underlying may not correlate with the performance of its underlying index as well as the net asset value per share or unit of the Underlying, especially during periods of market volatility. The performance of an Underlying and that of its underlying index generally will vary due to, for example, transaction costs, management fees, certain corporate actions, and timing variances. Moreover, it is also possible that the performance of an Underlying may not fully replicate or may, in certain circumstances, diverge significantly from the performance of its underlying index. This could be due to, for example, the Underlying not holding all or substantially all of the underlying assets included in its underlying index and/or holding assets that are not included in its underlying index, the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments held by the Underlying, differences in trading hours between the Underlying (or the underlying assets held by the Underlying) and its underlying index, or other circumstances. This variation in performance is called the “tracking error,” and, at times, the tracking error may be significant. In addition, because the shares or units of each Underlying are traded on a securities exchange and are subject to market supply and investor demand, the market price of one share or unit of an Underlying may differ from its net asset value per share or unit; shares or units of the Underlying may trade at, above, or below its net asset value per share or unit. During periods of market volatility, securities held by an Underlying may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share or unit of the Underlying and the liquidity of the Underlying may be adversely affected. Market volatility may also disrupt the ability of market participants to trade shares or units of the Underlying. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares or units of the Underlying. As a result, under these circumstances, the market value of shares or units of the Underlying may vary substantially from the net asset value per share or unit of the Underlying.

•The anti-dilution adjustments will be limited. The calculation agent may adjust the Price Multiplier of an Underlying and other terms of the Notes to reflect certain actions by an Underlying, as described in the section “Description of the Notes—Anti-Dilution and Discontinuance Adjustments Relating to ETFs” in the accompanying product supplement. The calculation agent will not be required to make an adjustment for every event that may affect an Underlying and will have broad discretion to determine whether and to what extent an adjustment is required.

•The publisher or the sponsor or investment advisor of an Underlying may adjust that Underlying in a way that affects its prices, and the publisher or the sponsor or investment advisor has no obligation to consider your interests. The publisher or the sponsor or investment advisor of an Underlying can add, delete, or substitute the components included in that Underlying or make other methodological changes that could change its price. Any of these actions could adversely affect the value of your Notes.

Tax-related Risks

•The U.S. federal income tax consequences of an investment in the Notes are uncertain, and may be adverse to a holder of the Notes. No statutory, judicial, or administrative authority directly addresses the characterization of the Notes or securities similar to the Notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain. Under the terms of the Notes, you will have agreed with us to treat the Notes as single financial contracts, as described below under “U.S. Federal Income Tax Summary—General.” If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the Notes, the timing and character of gain or loss with respect to the Notes may differ. No ruling will be requested from the IRS with respect to the Notes and no assurance can be given that the IRS will agree with the statements made in the section entitled “U.S. Federal Income Tax Summary.” You are urged to consult with your own tax advisor regarding all aspects of the U.S. federal income tax consequences of investing in the Notes.

BUFFERED AUTO-CALLABLE ENHANCED RETURN NOTES | PS-11

Buffered Auto-Callable Enhanced Return Notes Linked to the Least Performing of the State Street® SPDR® S&P® Biotech ETF, the State Street® SPDR® S&P® Oil & Gas Exploration & Production ETF and the iShares® Expanded Tech-Software Sector ETF

The Underlyings

All disclosures contained in this pricing supplement regarding the Underlyings, including, without limitation, their make-up, method of calculation, and changes in their components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, the investment advisor of the XBI, the investment advisor of the XOP and the investment advisor of the IGV (collectively, the “Investment Advisors”). The Investment Advisors, which license the copyright and all other rights to the respective Underlyings, have no obligation to continue to publish, and may discontinue publication of, the Underlyings. The consequences of any Investment Advisor discontinuing publication of the applicable Underlying are discussed in “Description of the Notes — Anti-Dilution and Discontinuance Adjustments Relating to ETFs — Discontinuance of or Material Change to an ETF” in the accompanying product supplement. None of us, the Guarantor, the calculation agent, or BofAS accepts any responsibility for the calculation, maintenance or publication of any Underlying or any successor underlying. None of us, the Guarantor, BofAS or any of our other affiliates makes any representation to you as to the future performance of the Underlyings. You should make your own investigation into the Underlyings.

The State Street® SPDR® S&P® Biotech ETF

The XBI seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the S&P® Biotechnology Select Industry® Index (the “Underlying Index”). The Underlying Index represents the biotechnology sub-industry portion of the Standard & Poor’s (“S&P”) Total Market Index (“S&P TMI”), an index that measures the performance of the U.S. equity market. The XBI is composed of companies that are in the biotechnology sector. The XBI trades on NYSE Arca under the ticker symbol “XBI.”

The XBI utilizes a “replication” investment approach in attempting to track the performance of its Underlying Index. The XBI typically invests in substantially all of the securities which comprise the Underlying Index in approximately the same proportions as the Underlying Index. The XBI will normally invest at least 80% of its total assets in the common stocks that comprise the Underlying Index.

The S&P® Biotechnology Select Industry® Index

This Underlying Index is an equal-weighted index that is designed to measure the performance of the biotechnology sub-industry portion of the S&P TMI. The S&P TMI includes all U.S. common equities listed on the New York Stock Exchange (the “NYSE”) (including NYSE Arca), the NYSE American, the Nasdaq Global Select Market, and the Nasdaq Capital Market. Each of the component stocks in the Underlying Index is a constituent company within the biotechnology sub-industry portion of the S&P TMI.

To be eligible for inclusion in the Underlying Index, companies must be in the S&P TMI and must be included in the relevant Global Industry Classification Standard (GICS) sub-industry. The GICS was developed to establish a global standard for categorizing companies into sectors and industries. In addition to the above, companies must satisfy one of the two following combined size and liquidity criteria:

•float-adjusted market capitalization above US$500 million and float-adjusted liquidity ratio above 90%; or

•float-adjusted market capitalization above US$400 million and float-adjusted liquidity ratio above 150%.

All U.S. companies satisfying these requirements are included in the Underlying Index. The total number of companies in the Underlying Index should be at least 35. If there are fewer than 35 stocks, stocks from a supplementary list of highly correlated sub-industries that meet the market capitalization and liquidity thresholds above are included in order of their float-adjusted market capitalization to reach 35 constituents. Minimum market capitalization requirements may be relaxed to ensure there are at least 22 companies in the Underlying Index as of each rebalancing effective date.

Eligibility factors include:

•Market Capitalization: Float-adjusted market capitalization should be at least US$400 million for inclusion in the Underlying Index. Existing index components must have a float-adjusted market capitalization of US$300 million to remain in the Underlying Index at each rebalancing.

•Liquidity: The liquidity measurement used is a liquidity ratio, defined as dollar value traded over the previous 12-months divided by the float-adjusted market capitalization as of the Underlying Index rebalancing reference date. Stocks having a float-adjusted market capitalization above US$500 million must have a liquidity ratio greater than 90% to be eligible for addition to the Underlying Index. Stocks having a float-adjusted market capitalization between US$400 and US$500 million must have a liquidity ratio greater than 150% to be eligible for addition to the Underlying Index. Existing index constituents must have a liquidity ratio greater than 50% to remain in the Underlying Index at the quarterly rebalancing. The length of time to evaluate liquidity is reduced to the available trading period for IPOs or spin-offs that do not have 12 months of trading history.

•Takeover Restrictions: At the discretion of S&P, constituents with shareholder ownership restrictions defined in company bylaws may be deemed ineligible for inclusion in the Underlying Index. Ownership restrictions preventing entities from replicating the index weight of a company may be excluded from the eligible universe or removed from the Underlying Index.

•Turnover: S&P believes turnover in index membership should be avoided when possible. At times, a company may appear to temporarily violate one or more of the addition criteria. However, the addition criteria are for addition to the Underlying Index, not for continued membership. As a result, an index constituent that appears to violate the criteria for addition to the Underlying Index will not be deleted unless ongoing conditions warrant a change in the composition of the Underlying Index.

BUFFERED AUTO-CALLABLE ENHANCED RETURN NOTES | PS-12

Buffered Auto-Callable Enhanced Return Notes Linked to the Least Performing of the State Street® SPDR® S&P® Biotech ETF, the State Street® SPDR® S&P® Oil & Gas Exploration & Production ETF and the iShares® Expanded Tech-Software Sector ETF

Computation of the Underlying Index

The Underlying Index is calculated as the Underlying Index market value divided by the divisor. In an equal-weighted index like the Underlying Index, the market capitalization of each stock used in the calculation of the index market value is redefined so that each stock has an equal weight in the index on each rebalancing date. The adjusted market capitalization for each stock in the index is calculated as the product of the stock price, the number of shares outstanding, the stock’s float factor and the adjustment factor.

A stock’s float factor refers to the number of shares outstanding that are available to investors. S&P indices exclude shares closely held by control groups from the Underlying Index calculation because such shares are not available to investors. For each stock, S&P calculates an Investable Weight Factor (IWF) which is the percentage of total shares outstanding that are included in the Underlying Index calculation.

The adjustment factor for each stock is assigned at each rebalancing date and is calculated by dividing a specific constant set for the purpose of deriving the adjustment factor (often referred to as modified index shares) by the number of stocks in the Underlying Index multiplied by the float adjusted market value of such stock on such rebalancing date.

Adjustments are also made to ensure that no stock in the Underlying Index will have a weight that exceeds the value that can be traded in a single day for a theoretical portfolio of $2 billion. Theoretical portfolio values are reviewed annually and any updates are made at the discretion of the Underlying Index committee, as defined below. The maximum Basket liquidity weight for each stock in the Underlying Index will be calculated using the ratio of its three-month median daily value traded to the theoretical portfolio value of $2 billion. Each stock’s weight in the Underlying Index is then compared to its maximum Basket liquidity weight and is set to the lesser of (1) its maximum Basket liquidity weight or (2) its initial equal weight. All excess weight is redistributed across the Underlying Index to the uncapped stocks. If necessary, a final adjustment is made to ensure that no stock in the Underlying Index has a weight greater than 4.5%. No further adjustments are made if the latter step would force the weight of those stocks limited to their maximum Basket liquidity weight to exceed that weight. If the Underlying Index contains exactly 22 stocks as of the rebalancing effective date, the Underlying Index will be equally weighted without Basket liquidity constraints.

If a company has more than one share class line in the S&P Total Market Index, such company will be represented once by the designated listing (generally the share class with both (i) the highest one-year trading liquidity as defined by median daily value traded and (ii) the largest float-adjusted market capitalization). S&P reviews designated listings on an annual basis and any changes are implemented after the close of the third Friday in September. The last trading day in July is used as the reference date for the liquidity and market capitalization data in such determination. Once a listed share class line is added to the Underlying Index, it may be retained in the Underlying Index even though it may appear to violate certain constituent addition criteria. For companies that issue a second publicly traded share class to Underlying Index share class holders, the newly issued share class line will be considered for inclusion if the event is mandatory and the market capitalization of the distributed class is not considered to be de minimis.

The Underlying Index is calculated by using the divisor methodology used in all S&P equity indices. The initial divisor was set to have a base value of 1,000 on June 20, 2003. The Underlying Index level is the Underlying Index market value divided by the Underlying Index divisor. In order to maintain Underlying Index series continuity, it is also necessary to adjust the divisor at each rebalancing. Therefore, the divisor (after rebalancing) equals the Underlying Index market value (after rebalancing) divided by the Underlying Index value before rebalancing. The divisor keeps the Underlying Index comparable over time and is one manipulation point for adjustments to the Underlying Index, which we refer to as maintenance of the Underlying Index.

BUFFERED AUTO-CALLABLE ENHANCED RETURN NOTES | PS-13

Buffered Auto-Callable Enhanced Return Notes Linked to the Least Performing of the State Street® SPDR® S&P® Biotech ETF, the State Street® SPDR® S&P® Oil & Gas Exploration & Production ETF and the iShares® Expanded Tech-Software Sector ETF

Historical Performance of the XBI

The following graph sets forth the daily historical performance of the XBI in the period from January 2, 2021 through August 25, 2026. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On August 25, 2026, the Closing Market Price of the XBI was $169.10.

This historical data on the XBI is not necessarily indicative of the future performance of the XBI or what the value of the Notes may be. Any historical upward or downward trend in the Closing Market Price of the XBI during any period set forth above is not an indication that the Closing Market Price of the XBI is more or less likely to increase or decrease at any time over the term of the Notes.

Before investing in the Notes, you should consult publicly available sources for the Closing Market Prices and trading pattern of the XBI.

BUFFERED AUTO-CALLABLE ENHANCED RETURN NOTES | PS-14

Buffered Auto-Callable Enhanced Return Notes Linked to the Least Performing of the State Street® SPDR® S&P® Biotech ETF, the State Street® SPDR® S&P® Oil & Gas Exploration & Production ETF and the iShares® Expanded Tech-Software Sector ETF

The State Street® SPDR® S&P® Oil & Gas Exploration & Production ETF

The XOP seeks to provide investment results that correspond generally to the total return performance, before fees and expenses, of the S&P® Oil & Gas Exploration & Production Select Industry® Index (the “underlying index”). The underlying index represents the oil and gas exploration and production sub-industry portion of the Standard & Poor’s (“S&P”) Total Market Index (“S&P TMI”), an index that measures the performance of the U.S. equity market. The XOP is composed of companies that are in the oil and gas exploration and production sector. The State Street® SPDR® S&P® Oil & Gas Exploration & Production ETF trades on NYSE Arca under the ticker symbol “XOP.”

The XOP utilizes a “replication” investment approach in attempting to track the performance of its underlying index. The XOP typically invests in substantially all of the securities which comprise the underlying index in approximately the same proportions as the underlying index. The XOP will normally invest at least 80% of its total assets in the common stocks that comprise the underlying index.

The shares of the XOP are registered under the Securities Exchange Act of 1934, as amended.  Accordingly, information filed with the SEC relating to the XOP, including its periodic financial reports, may be found on the SEC website.

The S&P® Oil & Gas Exploration & Production Select Industry® Index

This underlying index is a modified equal-weighted index that is designed to measure the performance of the oil and gas exploration and production sub-industry portion of the S&P TMI. The S&P TMI includes all U.S. common equities listed on the New York Stock Exchange (the “NYSE”) (including NYSE Arca), the NYSE American, the Nasdaq Global Select Market, the Nasdaq Global Market, the Nasdaq Capital Market and CBOE exchanges. Each of the component stocks in the underlying index is a constituent company within the oil and gas sub-industry portion of the S&P TMI.

To be eligible for inclusion in the underlying index, companies must be in the S&P TMI, and must be included in the relevant Global Industry Classification Standard (GICS) sub-industry. The GICS was developed to establish a global standard for categorizing companies into sectors and industries.

In addition to the above, companies must satisfy one of the two following combined size and liquidity criteria:

•float-adjusted market capitalization above US$500 million and float-adjusted liquidity ratio above 90%; or

•float-adjusted market capitalization above US$400 million and float-adjusted liquidity ratio above 150%.

All U.S. companies satisfying these requirements are included in the underlying index. The total number of companies in the underlying index should be at least 35. If there are fewer than 35 stocks, stocks from a supplementary list of highly correlated sub-industries that meet the market capitalization and liquidity thresholds above are included in order of their float-adjusted market capitalization to reach 35 constituents. Minimum market capitalization requirements may be relaxed to ensure there are at least 22 companies in the underlying index as of each rebalancing effective date.

Eligibility factors include:

•Market Capitalization: Float-adjusted market capitalization should be at least US$400 million for inclusion in the underlying index. Existing index components must have a float-adjusted market capitalization of US$300 million to remain in the underlying index at each rebalancing.

•Liquidity: The liquidity measurement used is a liquidity ratio, defined as dollar value traded over the previous 12 months divided by the float-adjusted market capitalization as of the underlying index rebalancing reference date. Stocks having a float-adjusted market capitalization above US$500 million must have a liquidity ratio greater than 90% to be eligible for addition to the underlying index. Stocks having a float-adjusted market capitalization between US$400 and US$500 million must have a liquidity ratio greater than 150% to be eligible for addition to the underlying index. Existing index constituents must have a liquidity ratio greater than 50% to remain in the underlying index at the quarterly rebalancing. The length of time to evaluate liquidity is reduced to the available trading period for IPOs or spin-offs that do not have 12 months of trading history.

•Takeover Restrictions: At the discretion of S&P, constituents with shareholder ownership restrictions defined in company bylaws may be deemed ineligible for inclusion in the underlying index. Ownership restrictions preventing entities from replicating the index weight of a company may be excluded from the eligible universe or removed from the underlying index.

•Turnover: S&P believes turnover in index membership should be avoided when possible. At times a company may appear to temporarily violate one or more of the addition criteria. However, the addition criteria are for addition to the underlying index, not for continued membership. As a result, an index constituent that appears to violate the criteria for addition to the underlying index will not be deleted unless ongoing conditions warrant a change in the composition of the underlying index.

Computation of the Underlying Index

The underlying index is calculated as the underlying index market value divided by the divisor. In an equal-weighted index like the underlying index, the market capitalization of each stock used in the calculation of the index market value is redefined so that each stock has an equal weight in the index on each rebalancing date. The adjusted market capitalization for each stock in the index is calculated as the product of the stock price, the number of shares outstanding, the stock’s float factor and the adjustment factor.

A stock’s float factor refers to the number of shares outstanding that are available to investors. S&P indices exclude shares closely held by control

BUFFERED AUTO-CALLABLE ENHANCED RETURN NOTES | PS-15

Buffered Auto-Callable Enhanced Return Notes Linked to the Least Performing of the State Street® SPDR® S&P® Biotech ETF, the State Street® SPDR® S&P® Oil & Gas Exploration & Production ETF and the iShares® Expanded Tech-Software Sector ETF

groups from the underlying index calculation because such shares are not available to investors. For each stock, S&P calculates an Investable Weight Factor (IWF) which is the percentage of total shares outstanding that are included in the underlying index calculation.

The adjustment factor for each stock is assigned at each rebalancing date and is calculated by dividing a specific constant set for the purpose of deriving the adjustment factor (often referred to as modified index shares) by the number of stocks in the underlying index multiplied by the float adjusted market value of such stock on such rebalancing date.

Adjustments are also made to ensure that no stock in the underlying index will have a weight that exceeds the value that can be traded in a single day for a theoretical portfolio of $2 billion. Theoretical portfolio values are reviewed annually and any updates are made at the discretion of the underlying index committee, as defined below. The maximum basket liquidity weight for each stock in the underlying index will be calculated using the ratio of its three-month median daily value traded to the theoretical portfolio value of $2 billion. Each stock’s weight in the underlying index is then compared to its maximum basket liquidity weight and is set to the lesser of (1) its maximum basket liquidity weight or (2) its initial equal weight. All excess weight is redistributed across the underlying index to the uncapped stocks. If necessary, a final adjustment is made to ensure that no stock in the underlying index has a weight greater than 4.5%. No further adjustments are made if the latter step would force the weight of those stocks limited to their maximum basket liquidity weight to exceed that weight. If the underlying index contains exactly 22 stocks as of the rebalancing effective date, the underlying index will be equally weighted without basket liquidity constraints.

If a company has more than one share class line in the S&P Total Market Index, such company will be represented once by the designated listing (generally the share class with both (i) the highest one-year trading liquidity as defined by median daily value traded and (ii) the largest float-adjusted market capitalization). S&P reviews designated listings on an annual basis and any changes are implemented after the close of the third Friday in September. The last trading day in July is used as the reference date for the liquidity and market capitalization data in such determination. Once a listed share class line is added to the underlying index, it may be retained in the underlying index even though it may appear to violate certain constituent addition criteria. For companies that issue a second publicly traded share class to underlying index share class holders, the newly issued share class line will be considered for inclusion if the event is mandatory and the market capitalization of the distributed class is not considered to be de minimis.

The underlying index is calculated by using the divisor methodology used in all S&P equity indices. The initial divisor was set to have a base value of 1,000 on June 20, 2003. The underlying index level is the underlying index market value divided by the Underlying index divisor. In order to maintain underlying index series continuity, it is also necessary to adjust the divisor at each rebalancing. Therefore, the divisor (after rebalancing) equals the underlying index market value (after rebalancing) divided by the underlying index value before rebalancing. The divisor keeps the underlying index comparable over time and is one manipulation point for adjustments to the underlying index, which we refer to as maintenance of the underlying index.

Historical Performance of the XOP

The following graph sets forth the daily historical performance of the XOP in the period from January 2, 2021 through August 25, 2026. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On August 25, 2026, the Closing Market Price of the XOP was $182.73.

This historical data on the XOP is not necessarily indicative of the future performance of the XOP or what the value of the Notes may be. Any historical upward or downward trend in the Closing Market Price of the XOP during any period set forth above is not an indication that the Closing Market Price of

BUFFERED AUTO-CALLABLE ENHANCED RETURN NOTES | PS-16

Buffered Auto-Callable Enhanced Return Notes Linked to the Least Performing of the State Street® SPDR® S&P® Biotech ETF, the State Street® SPDR® S&P® Oil & Gas Exploration & Production ETF and the iShares® Expanded Tech-Software Sector ETF

the XOP is more or less likely to increase or decrease at any time over the term of the Notes.

Before investing in the Notes, you should consult publicly available sources for the Closing Market Prices and trading pattern of the XOP.

BUFFERED AUTO-CALLABLE ENHANCED RETURN NOTES | PS-17

Buffered Auto-Callable Enhanced Return Notes Linked to the Least Performing of the State Street® SPDR® S&P® Biotech ETF, the State Street® SPDR® S&P® Oil & Gas Exploration & Production ETF and the iShares® Expanded Tech-Software Sector ETF

The iShares® Expanded Tech-Software Sector ETF

The shares of the IGV are issued by iShares® Trust, a registered investment company. The IGV seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the S&P North American Expanded Technology Software IndexTM, its underlying index. The IGV is composed of North American equities in the software industry and select North American equities from interactive home entertainment and interactive media and services industries. The IGV typically earns income dividends from securities included in the IGV. These amounts, net of expenses and taxes (if applicable), are passed along to the IGV’s shareholders as “ordinary income.” In addition, the IGV realizes capital gains or losses whenever it sells securities. Net long-term capital gains are distributed to shareholders as “capital gain distributions.” However, because the Notes are linked only to the share price of the IGV, you will not be entitled to receive income, dividend, or capital gain distributions from the IGV or any equivalent payments. BlackRock Fund Advisors (“BFA”) is the investment adviser to the IGV. The shares of the IGV trade on the NYSE Arca under the ticker symbol “IGV.”

As investment adviser, BFA has overall responsibility for the general management and administration of the IGV. For its investment advisory services to the IGV, BFA is paid a management fee correlating to the IGV’s allocable portion of an aggregate management fee calculated based on the aggregate average daily net assets of a group of iShares funds, as follows: 0.4800% per annum of the aggregate net assets less than or equal to $10.0 billion, plus 0.4300% per annum of the aggregate net assets over $10.0 billion, up to and including $20.0 billion, plus 0.3800% per annum of the aggregate net assets over $20.0 billion up to and including $30.0 billion, plus 0.3420% per annum of the aggregate net assets over $30.0 billion, up to and including $40.0 billion, plus 0.3078% per annum of the aggregate net assets in excess of $40.0 billion.

The shares of the IGV are registered under the Securities Exchange Act of 1934, as amended. Accordingly, information filed with the SEC relating to the IGV, including its periodic financial reports, may be found on the SEC website.

S&P North American Expanded Technology Software IndexTM

The underlying index is a capped modified market capitalization-based index that measures the performance of U.S.-traded stocks from the software industry and select companies from the interactive home entertainment and interactive media and services industries in the U.S. and Canada, as determined by S&P Dow Jones Indices. The underlying index is reported by Bloomberg L.P. under the ticker symbol “SPNASEUP.”

Underlying Index Composition and Construction

 The underlying index is comprised of the constituents of the S&P North American Technology Software IndexTM (the “Parent Index”) and any eligible “Supplementary Stocks” (as defined below). S&P Dow Jones Indices assigns constituents to the Parent Index based on the constituent’s classification under the Global Industry Classification Standard (“GICS®”). The Parent Index is a capped modified market capitalization-based index that measures the performance of the securities classified under the GICS® application software and systems software sub-industries.

A “Supplementary Stock” is a stock that is not included in the list of eligible GICS® classifications but otherwise meets all eligibility criteria of the Parent Index. Although a Supplementary Stock is not included in the Parent Index, it will be included in the underlying index.

Additions and Deletions

Additions to the Parent Index are added to the underlying index simultaneously. With the exception of the Supplementary Stocks, constituents removed from the Parent Index are removed from the underlying index simultaneously. If a Supplementary Stock is removed from the S&P TMI, it is removed from the underlying index simultaneously.

Constituent Weightings

At each quarterly rebalancing the underlying index is weighted by float-adjusted market capitalization, subject to the following diversification requirements:

●The weight of a single company cannot exceed 8.5%.

●The aggregate weight of the companies in the underlying index with a weight greater than 4.5% cannot exceed 45%.

Underlying Index Maintenance

All underlying index adjustments and corporate action treatments follow the Parent Index.

Parent Index Composition and Construction

Index Universe:

To be eligible for inclusion in the Parent Index, the company must be a member of either the S&P Total Market Index (the “S&P TMI”) or the S&P/TSX Composite Index (the “S&P TSX”).

●The S&P TMI offers broad market exposure to companies of all market capitalizations, including all U.S. common equities with a primary listing on the New York Stock Exchange (“NYSE”), NYSE Arca, NYSE American, Nasdaq Global Select Market, Nasdaq Select Market,

BUFFERED AUTO-CALLABLE ENHANCED RETURN NOTES | PS-18

Buffered Auto-Callable Enhanced Return Notes Linked to the Least Performing of the State Street® SPDR® S&P® Biotech ETF, the State Street® SPDR® S&P® Oil & Gas Exploration & Production ETF and the iShares® Expanded Tech-Software Sector ETF

Nasdaq Capital Market, Cboe BZX, Cboe BYX, Cboe EDGA or Cboe EDGX exchanges. Only U.S. companies are eligible for inclusion in the S&P TMI.

●The S&P TSX is a broad market measure for the Canadian equity markets and includes common stocks and income trust units. Canadian companies included in the S&P TSX must meet minimum market capitalization requirements based on their volume weighted average prices on the Toronto Stock Exchange.

 Eligibility Criteria as of Each Rebalancing Include:

●Market Capitalization. The company must have full market capitalization above its sector capitalization cutoff of US$ 1.4 billion as of the rebalancing reference date to be added to the Parent Index. This cutoff is subject to change depending on market requirements. Current constituents of the Parent Index with a full market capitalization below 50% of their sector capitalization cutoff are removed.

●Liquidity. Stocks must have a liquidity ratio greater than 30%. The liquidity ratio is defined as the annualized dollar value traded over the previous six months divided by the average full market capitalization over the previous six months. The length of time to evaluate liquidity is reduced to the available trading period for initial public offerings or spin-offs that do not have six months of trading history. If a stock has been trading for fewer than six calendar months, the stock’s average daily share volume for its entire trading history is used to calculate its liquidity ratio. Current constituents of the Parent Index with a liquidity ratio less than 15%, based on annualized dollar value traded for the prior six calendar months, are removed.

●Public Float. Companies with a public float below 20% are not eligible (or 10% for current constituents of the Parent Index).

●Exchange Listing. The company’s stock must trade on the NYSE, Nasdaq Global Select Market and CBOE. Only actual common shares outstanding are eligible for inclusion. Canadian companies with common shares listed on the above exchanges are eligible for inclusion, but American Depositary Receipts are not eligible.

●GICS Sector Classification. Companies classified as part of one of the following GICS® classifications are eligible: application software sub-industry or systems software sub-industry.

●Minimum Constituent Count. At each quarterly rebalancing, if the constituent count is less than 22 after applying the rules set forth in the eligibility criteria, the market capitalization requirement is relaxed so that the next largest non-constituent in the eligible universe is added until the constituent count reaches 22. A buffer is applied such that a stock being added must have a float-adjusted market capitalization  greater than 1.2 times (or 20% higher than) the stock it is replacing. The buffer is evaluated on each stock addition relative to the current stock it is replacing. For example, the largest non-index stock by float-adjusted market capitalization is evaluated against the smallest index constituent, the second largest non-index stock is evaluated against the second smallest index constituent, etc. This process is repeated until no stock additions exceed the buffer.

●Multiple Classes of Stock. All publicly listed multiple share class lines are eligible for inclusion in the Parent Index, subject to meeting the eligibility criteria.

Constituent Weightings

The Parent Index is weighted by float-adjusted market capitalization, subject to the diversification rules outlined below. The weight removed from a company due to the diversification rules is proportionally redistributed among all other uncapped index constituents. The weight of a particular company in the Parent Index is capped at 8.5%.

The following procedure is used to ensure that no index constituent weighting exceeds the pre-defined maximum weight as of the rebalancing reference date:

1.The reference date for pricing is the Thursday prior to the second Friday of March, June, September and December.

2.With prices reflected on the pricing reference date, and membership, shares outstanding and investable weight factors as of the rebalancing effective date, each company is weighted by float-adjusted market capitalization.

3.If any company’s weight exceeds 8.5%, that company’s weight is capped at the maximum level and all excess weight is proportionally redistributed to all uncapped companies within the Parent Index. If, after this redistribution, any company breaches the weight cap, the process is repeated iteratively until no company breaches the company capping rule.

4.Then, the aggregate weight of the companies in the Parent Index with a weight greater than 4.5% cannot exceed 45%. These caps are set to allow for a buffer below the respective 5% and 50% limits.

5.If the rule in step 4 is breached, all the companies are ranked in descending order of their weights and the company with the lowest weight that causes the 45% limit to be breached is reduced either until the rule in step 4 is satisfied or its individual weight falls to 4.5%.

BUFFERED AUTO-CALLABLE ENHANCED RETURN NOTES | PS-19

Buffered Auto-Callable Enhanced Return Notes Linked to the Least Performing of the State Street® SPDR® S&P® Biotech ETF, the State Street® SPDR® S&P® Oil & Gas Exploration & Production ETF and the iShares® Expanded Tech-Software Sector ETF

6.This excess weight is proportionally redistributed to all companies with weights below 4.5%. Any stock that receives weight cannot breach the 4.5% cap. This process is repeated iteratively until step 4 is satisfied or until all stocks are greater than or equal to 4.5%.

Parent Index Calculation

The Parent Index is a capped modified market capitalization-weighted index where index constituents have a defined weight in the Parent Index. The index value of the Parent Index is simply the market value of the Parent Index divided by the index divisor:

Index Market Value =  × Sharesi × IWFi  × AWFi

Where:

Pi = the price of stock i;

Sharesi = the outstanding shares of stock i;

IWFi = the float factor of stock i (as defined below);

AWFi = the adjustment factor of stock i assigned at each index rebalancing date, t, which adjusts the market capitalization for all index constituents to achieve the user-defined weight, while maintaining the total market value of the overall index

The AWF for each index constituent, i, at rebalancing date, t, is calculated as:

Where:

Wi,t = the uncapped weight of stock i on rebalancing date t based on the float-adjusted market capitalization of all index constituents;

CWi,t = the capped weight of stock i on rebalancing date t as determined by the capping rules described under “— Constituent Weighting” above.

The Parent Index is calculated in U.S. dollars.

Float Adjustment. Under float adjustment, the share counts used in calculating the Parent Index reflect only those shares available to investors rather than a company’s total outstanding shares. Float adjustment excludes shares that are held by other publicly traded companies, government agencies, or certain types of strategic shareholders.

For each component, S&P Dow Jones Indices calculates an Investable Weight Factor (“IWF”), which represents the portion of the total shares outstanding that are considered part of the public float for purposes of the Parent Index.

The purpose of the divisor is to maintain continuity of the level of the Parent Index following the implementation of corporate actions, index rebalancing events, or other non-market driven actions. To assure that the Parent Index’s value, or level, does not change when stocks are added or deleted, the divisor is adjusted to offset the change in market value of the Parent Index. Thus, the divisor plays a critical role in the Parent Index’s ability to provide a continuous measure of market valuation when faced with changes to the stocks included in the Parent Index. In a similar manner, some corporate actions that cause changes in the market value of the stocks in the Parent Index should not be reflected in the level of the Parent Index. Adjustments are made to the divisor to eliminate the impact of these corporate actions on the Parent Index’s value.

Parent Index Maintenance

Rebalancing

Index membership is reviewed semi-annually, effective after the market close on the third Friday of June and December, respectively. The reconstitution reference date is after the market close of the last trading date of the previous month.

Weight capping is applied quarterly, after the market close on the third Friday of March, June, September, and December. Constituents’ index shares are calculated using closing prices on the Thursday prior to the second Friday of the rebalancing month as the reference price. Index shares are calculated and assigned to each stock to arrive at the weights determined on the reference date. Since index shares are assigned in advance, the actual weight of each stock at the rebalancing differs from these weights due to market movements.

Additions

Except for spin-offs, companies can only be added to the Parent Index at the time of the semi-annual reconstitution. All companies not already in the Parent Index, which meet the eligibility criteria on the reconstitution reference date, are added to the Parent Index prior to the open of trading on the

BUFFERED AUTO-CALLABLE ENHANCED RETURN NOTES | PS-20

Buffered Auto-Callable Enhanced Return Notes Linked to the Least Performing of the State Street® SPDR® S&P® Biotech ETF, the State Street® SPDR® S&P® Oil & Gas Exploration & Production ETF and the iShares® Expanded Tech-Software Sector ETF

reconstitution date.

Deletions

Between rebalancings, a company can be deleted from the Parent Index due to corporate events such as mergers, acquisitions, takeovers or delistings. Deleted constituents are not replaced. In the case of GICS® changes, where a company does not belong to a qualifying sector after a classification change, it is removed from the Parent Index at the next reconstitution.

Spin-offs

The spin-off is added to the Parent Index at a zero price after the market close of the day before the ex-date (with no divisor adjustment). If the spin-off remains in the underlying universe (the S&P TMI or the S&P TSX), both the parent and the spin-off will remain in the Parent Index until the next index reconstitution, at which time each will be evaluated for continued membership. If the spin-off does not remain in the underlying universe, the spin-off is then removed from the Parent Index after the close of its first day of regular way trading (with a divisor adjustment).

Other Corporate Actions

The Parent Index will be adjusted for other corporate actions, such as changes in shares outstanding, stock splits or reverse splits, special dividends, right offerings and mergers and acquisitions.

Other Adjustments

In cases where there is no achievable market price for a stock being deleted, it can be removed at a zero or minimal price at the Index Committee’s (defined below) discretion, in recognition of the constraints faced by investors in trading bankrupt or suspended stocks.

Index Governance

An S&P Dow Jones Indices Index Committee (“Index Committee”) maintains the Parent Index and underlying index. All members are full-time professional members of S&P Dow Jones Indices’ staff. At each meeting, the Index Committee reviews pending corporate actions that may affect index constituents, statistics comparing the composition of the indices to the market, companies that are being considered as candidates for addition to an index, and any significant market events. In addition, the Index Committee may revise index policy covering rules for selecting companies, treatment of dividends, share counts or other matters.

S&P Dow Jones Indices considers information about changes to its U.S. indices and related matters to be potentially market moving and material. Therefore, all Index Committee discussions are confidential.

S&P Dow Jones Indices’ Index Committees reserve the right to make exceptions when applying the methodology if the need arises. In any scenario where the treatment differs from the general rules stated in this document or supplemental documents, clients will receive sufficient notice, whenever possible.

In addition to the daily governance of indices and maintenance of index methodologies, at least once within any 12-month period, the Index Committee reviews the methodology to ensure the indices continue to achieve the stated objectives, and that the data and methodology remain effective. In certain instances, S&P Dow Jones Indices may publish a consultation inviting comments from external parties.

BUFFERED AUTO-CALLABLE ENHANCED RETURN NOTES | PS-21

Buffered Auto-Callable Enhanced Return Notes Linked to the Least Performing of the State Street® SPDR® S&P® Biotech ETF, the State Street® SPDR® S&P® Oil & Gas Exploration & Production ETF and the iShares® Expanded Tech-Software Sector ETF

Historical Performance of the IGV

The following graph sets forth the daily historical performance of the IGV in the period from January 2, 2021 through August 25, 2026. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On August 25, 2026, the Closing Market Price of the IGV was $101.85.

This historical data on the IGV is not necessarily indicative of the future performance of the IGV or what the value of the Notes may be. Any historical upward or downward trend in the Closing Market Price of the IGV during any period set forth above is not an indication that the Closing Market Price of the IGV is more or less likely to increase or decrease at any time over the term of the Notes.

Before investing in the Notes, you should consult publicly available sources for the Closing Market Prices and trading pattern of the IGV.

BUFFERED AUTO-CALLABLE ENHANCED RETURN NOTES | PS-22

Buffered Auto-Callable Enhanced Return Notes Linked to the Least Performing of the State Street® SPDR® S&P® Biotech ETF, the State Street® SPDR® S&P® Oil & Gas Exploration & Production ETF and the iShares® Expanded Tech-Software Sector ETF

Supplement to the Plan of Distribution; Role of BofAS and Conflicts of Interest

BofAS, a broker-dealer affiliate of ours, is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as selling agent in the distribution of the Notes. Accordingly, the offering of the Notes will conform to the requirements of FINRA Rule 5121. BofAS may not make sales in this offering to any of its discretionary accounts without the prior written approval of the account holder.

We expect to deliver the Notes against payment therefor in New York, New York on a date that is greater than one business day following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the Notes occurs more than one business day from the pricing date, purchasers who wish to trade the Notes more than one business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Under our distribution agreement with BofAS, BofAS will purchase the Notes from us as principal at the public offering price indicated on the cover of this pricing supplement, less the indicated underwriting discount, if any. BofAS will sell the Notes to other broker-dealers that will participate in the offering and that are not affiliated with us, at an agreed discount to the principal amount. Each of those broker-dealers may sell the Notes to one or more additional broker-dealers. BofAS has informed us that these discounts may vary from dealer to dealer and that not all dealers will purchase or repurchase the Notes at the same discount. In addition to the underwriting discount, if any, an affiliate of BofA Finance will pay a referral fee of up to $2.50 per $1,000.00 in principal amount of Notes in connection with the distribution of the Notes to other registered broker-dealers.

BofAS and any of our other broker-dealer affiliates may use this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus for offers and sales in secondary market transactions and market-making transactions in the Notes. However, they are not obligated to engage in such secondary market transactions and/or market-making transactions. These broker-dealer affiliates may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market conditions at the time of the sale.

At BofAS’s discretion, for a short, undetermined initial period after the issuance of the Notes, BofAS may offer to buy the Notes in the secondary market at a price that may exceed the initial estimated value of the Notes. Any price offered by BofAS for the Notes will be based on then-prevailing market conditions and other considerations, including the performance of the Underlyings and the remaining term of the Notes. However, none of us, the Guarantor, BofAS or any of our other affiliates is obligated to purchase your Notes at any price or at any time, and we cannot assure you that any party will purchase your Notes at a price that equals or exceeds the initial estimated value of the Notes.

Any price that BofAS may pay to repurchase the Notes will depend upon then prevailing market conditions, the creditworthiness of us and the Guarantor, and transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the Notes.

European Economic Area and United Kingdom

None of this pricing supplement, the accompanying product supplement, the accompanying prospectus or the accompanying prospectus supplement is a prospectus for the purposes of the Prospectus Regulation (as defined below). This pricing supplement, the accompanying product supplement, the accompanying prospectus and the accompanying prospectus supplement have been prepared on the basis that any offer of Notes in any Member State of the European Economic Area (the “EEA”) or in the United Kingdom (each, a “Relevant State”) will only be made to a legal entity which is a qualified investor under the Prospectus Regulation (“Qualified Investors”). Accordingly any person making or intending to make an offer in that Relevant State of Notes which are the subject of the offering contemplated in this pricing supplement, the accompanying product supplement, the accompanying prospectus and the accompanying prospectus supplement may only do so with respect to Qualified Investors. Neither BofA Finance nor BAC has authorized, nor does it authorize, the making of any offer of Notes other than to Qualified Investors. The expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

PROHIBITION OF SALES TO EEA RETAIL INVESTORS – The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes: (a) a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (the Insurance Distribution Directive) where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Regulation; and (b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe for the Notes. Consequently no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

BUFFERED AUTO-CALLABLE ENHANCED RETURN NOTES | PS-23

Buffered Auto-Callable Enhanced Return Notes Linked to the Least Performing of the State Street® SPDR® S&P® Biotech ETF, the State Street® SPDR® S&P® Oil & Gas Exploration & Production ETF and the iShares® Expanded Tech-Software Sector ETF

PROHIBITION OF SALES TO UNITED KINGDOM RETAIL INVESTORS – The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom. For these purposes: (a) a retail investor means a person who is neither: (i) a professional client as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law in the United Kingdom; nor (ii) a qualified investor as defined in paragraph 15 of Schedule 1 to the Public Offers and Admissions to Trading Regulations 2024 (as may be amended from time to time); and (b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe for the Notes. Consequently no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the United Kingdom has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the United Kingdom may be unlawful under the PRIIPs Regulation.

United Kingdom

The communication of this pricing supplement, the accompanying product supplement, the accompanying prospectus supplement, the accompanying prospectus and any other document or materials relating to the issue of the Notes offered hereby is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of Section 21 of the United Kingdom’s Financial Services and Markets Act 2000, as amended (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom who have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), or who fall within Article 49(2)(a) to (d) of the Financial Promotion Order, or who are any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “Relevant Persons”). In the United Kingdom, the Notes offered hereby are only available to, and any investment or investment activity to which this pricing supplement, the accompanying product supplement, the accompanying prospectus supplement and the accompanying prospectus relates will be engaged in only with, Relevant Persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this pricing supplement, the accompanying product supplement, the accompanying prospectus supplement or the accompanying prospectus or any of their contents.

Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of the Notes may only be communicated or caused to be communicated in circumstances in which Section 21(1) of the FSMA does not apply to BofA Finance, as Issuer, or BAC, as Guarantor.

All applicable provisions of the FSMA must be complied with in respect to anything done by any person in relation to the Notes in, from or otherwise involving the United Kingdom.

BUFFERED AUTO-CALLABLE ENHANCED RETURN NOTES | PS-24

Buffered Auto-Callable Enhanced Return Notes Linked to the Least Performing of the State Street® SPDR® S&P® Biotech ETF, the State Street® SPDR® S&P® Oil & Gas Exploration & Production ETF and the iShares® Expanded Tech-Software Sector ETF

Structuring the Notes

The Notes are our debt securities, the return on which is linked to the performance of the Underlyings. The related guarantee is BAC’s obligation. As is the case for all of our and BAC’s respective debt securities, including our market-linked notes, the economic terms of the Notes reflect our and BAC’s actual or perceived creditworthiness at the time of pricing. In addition, because market-linked notes result in increased operational, funding and liability management costs to us and BAC, BAC typically borrows the funds under these types of notes at a rate, which we refer to in this pricing supplement as BAC’s internal funding rate, that is more favorable to BAC than the rate that it might pay for a conventional fixed or floating rate debt security. This generally relatively lower internal funding rate, which is reflected in the economic terms of the Notes, along with the fees and charges associated with market-linked notes, typically results in the initial estimated value of the Notes on the pricing date being less than their public offering price.

In order to meet our payment obligations on the Notes, at the time we issue the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with BofAS or one of our other affiliates. The terms of these hedging arrangements are determined based upon terms provided by BofAS and its affiliates, and take into account a number of factors, including our and BAC’s creditworthiness, interest rate movements, the volatility of the Underlyings, the tenor of the Notes and the hedging arrangements. The economic terms of the Notes and their initial estimated value depend in part on the terms of these hedging arrangements.

BofAS has advised us that the hedging arrangements will include hedging related charges, reflecting the costs associated with, and our affiliates’ profit earned from, these hedging arrangements. Since hedging entails risk and may be influenced by unpredictable market forces, actual profits or losses from these hedging transactions may be more or less than any expected amounts.

For further information, see “Risk Factors” beginning on page PS-3 and “Supplemental Use of Proceeds” on page PS-15 of the accompanying product supplement.

BUFFERED AUTO-CALLABLE ENHANCED RETURN NOTES | PS-25

Buffered Auto-Callable Enhanced Return Notes Linked to the Least Performing of the State Street® SPDR® S&P® Biotech ETF, the State Street® SPDR® S&P® Oil & Gas Exploration & Production ETF and the iShares® Expanded Tech-Software Sector ETF

U.S. Federal Income Tax Summary

The following summary of the material U.S. federal income and estate tax considerations of the acquisition, ownership, and disposition of the Notes supplements, and to the extent inconsistent supersedes, the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus and is not exhaustive of all possible tax considerations. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Treasury Department (“Treasury”) (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the IRS, and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This summary does not include any description of the tax laws of any state or local governments, or of any foreign government, that may be applicable to a particular holder.

Although the Notes are issued by us, they will be treated as if they were issued by BAC for U.S. federal income tax purposes. Accordingly throughout this tax discussion, references to “we,” “our” or “us” are generally to BAC unless the context requires otherwise.

This summary is directed solely to U.S. Holders and Non-U.S. Holders (each, as defined in the accompanying prospectus) that, except as otherwise specifically noted, will purchase the Notes upon original issuance and will hold the Notes as capital assets within the meaning of Section 1221 of the Code, which generally means property held for investment, and that are not excluded from the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the Notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

General

Although there is no statutory, judicial, or administrative authority directly addressing the characterization of the Notes, we intend to treat the Notes for all tax purposes as single financial contracts with respect to the Underlyings and under the terms of the Notes, we and every investor in the Notes agree, in the absence of an administrative determination or judicial ruling to the contrary, to treat the Notes in accordance with such characterization. In the opinion of our counsel, Sidley Austin LLP, it is reasonable to treat the Notes as single financial contracts with respect to the Underlyings. This discussion assumes that the Notes constitute single financial contracts with respect to the Underlyings for U.S. federal income tax purposes. If the Notes did not constitute single financial contracts, the tax consequences described below would be materially different.

This characterization of the Notes is not binding on the IRS or the courts. No statutory, judicial, or administrative authority directly addresses the characterization of the Notes or any similar instruments for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to their proper characterization and treatment. Due to the absence of authorities on point, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain, and no assurance can be given that the IRS or any court will agree with the characterization and tax treatment described in this pricing supplement. Accordingly, you are urged to consult your tax advisor regarding all aspects of the U.S. federal income tax consequences of an investment in the Notes, including possible alternative characterizations.

Unless otherwise stated, the following discussion is based on the characterization described above. The discussion in this section assumes that there is a significant possibility of a significant loss of principal on an investment in the Notes.

We will not attempt to ascertain whether the issuer of any Underlying would be treated as a “passive foreign investment company” (“PFIC”), within the meaning of Section 1297 of the Code, or a United States real property holding corporation, within the meaning of Section 897(c) of the Code. If the issuer of any Underlying were so treated, certain adverse U.S. federal income tax consequences could possibly apply to a holder of the Notes. You should refer to information filed with the SEC by the issuers of the Underlyings and consult your tax advisor regarding the possible consequences to you, if any, if the issuer of any Underlying is or becomes a PFIC or is or becomes a United States real property holding corporation.

U.S. Holders

Upon receipt of a cash payment at maturity or upon a sale, exchange or redemption of the Notes prior to maturity, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s tax basis in the Notes. A U.S. Holder’s tax basis in the Notes will equal the amount paid by that holder to acquire them. Subject to the discussion below concerning the possible application of the “constructive ownership” rules of Section 1260 of the Code, this capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder held the Notes for more than one year. The deductibility of capital losses is subject to limitations.

Possible Application of Section 1260 of the Code. Since the Underlyings are the type of financial assets described under Section 1260 of the Code (including, among others, any equity interest in pass-through entities such as exchange traded funds, regulated investment companies, real estate investment trusts, partnerships, and passive foreign investment companies, each a “Section 1260 Financial Asset”), while the matter is not entirely clear, there may exist a risk that an investment in the Notes will be treated, in whole or in part, as a “constructive ownership transaction” to which Section 1260 of the Code applies. If Section 1260 of the Code applies, all or a portion of any long-term capital gain recognized by a U.S. Holder in respect of the Notes will be recharacterized as ordinary income (the “Excess Gain”). In addition, an interest charge will also apply to any deemed underpayment of tax

BUFFERED AUTO-CALLABLE ENHANCED RETURN NOTES | PS-26

Buffered Auto-Callable Enhanced Return Notes Linked to the Least Performing of the State Street® SPDR® S&P® Biotech ETF, the State Street® SPDR® S&P® Oil & Gas Exploration & Production ETF and the iShares® Expanded Tech-Software Sector ETF

in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. Holder in taxable years prior to the taxable year of the sale, exchange, redemption or settlement (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange, redemption or settlement).

If an investment in the Notes is treated as a constructive ownership transaction, it is not clear to what extent any long-term capital gain of a U.S. Holder in respect of the Notes will be recharacterized as ordinary income. It is possible, for example, that the amount of the Excess Gain (if any) that would be recharacterized as ordinary income in respect of the Notes will equal the excess of (i) any long-term capital gain recognized by the U.S. Holder in respect of the Notes and attributable to Section 1260 Financial Assets, over (ii) the “net underlying long-term capital gain” (as defined in Section 1260 of the Code) such U.S. Holder would have had if such U.S. Holder had acquired an amount of the corresponding Section 1260 Financial Assets at fair market value on the original issue date for an amount equal to the portion of the issue price of the Notes attributable to the corresponding Section 1260 Financial Assets and sold such amount of Section 1260 Financial Assets at maturity or upon sale, exchange or redemption of the Notes at fair market value. Unless otherwise established by clear and convincing evidence, the net underlying long-term capital gain is treated as zero and therefore it is possible that all long-term capital gain recognized by a U.S. Holder in respect of the Notes will be recharacterized as ordinary income if Section 1260 of the Code applies to an investment in the Notes. U.S. Holders should consult their tax advisors regarding the potential application of Section 1260 of the Code to an investment in the Notes.

As described below, the IRS, as indicated in Notice 2008-2 (the “Notice”), is considering whether Section 1260 of the Code generally applies or should apply to the Notes, including in situations where the Underlyings are not the type of financial asset described under Section 1260 of the Code.

Alternative Tax Treatments. Due to the absence of authorities that directly address the proper tax treatment of the Notes, prospective investors are urged to consult their tax advisors regarding all possible alternative tax treatments of an investment in the Notes. In particular, the IRS could seek to subject the Notes to the Treasury regulations governing contingent payment debt instruments. If the IRS were successful in that regard, the timing and character of income on the Notes would be affected significantly. Among other things, a U.S. Holder would be required to accrue original issue discount every year at a “comparable yield” determined at the time of issuance. In addition, any gain realized by a U.S. Holder at maturity or upon a sale, exchange or redemption of the Notes generally would be treated as ordinary income, and any loss realized at maturity or upon a sale, exchange or redemption of the Notes generally would be treated as ordinary loss to the extent of the U.S. Holder’s prior accruals of original issue discount, and as capital loss thereafter.

The Notice sought comments from the public on the taxation of financial instruments currently taxed as “prepaid forward contracts.” This Notice addresses instruments such as the Notes. According to the Notice, the IRS and Treasury are considering whether a holder of an instrument such as the Notes should be required to accrue ordinary income on a current basis, regardless of whether any payments are made prior to maturity. It is not possible to determine what guidance the IRS and Treasury will ultimately issue, if any. Any such future guidance may affect the amount, timing and character of income, gain, or loss in respect of the Notes, possibly with retroactive effect.

The IRS and Treasury are also considering additional issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether Section 1260 of the Code, concerning certain “constructive ownership transactions,” generally applies or should generally apply to such instruments, and whether any of these determinations depend on the nature of the underlying asset.

In addition, proposed Treasury regulations require the accrual of income on a current basis for contingent payments made under certain notional principal contracts. The preamble to the regulations states that the “wait and see” method of accounting does not properly reflect the economic accrual of income on those contracts, and requires current accrual of income for some contracts already in existence. While the proposed regulations do not apply to prepaid forward contracts, the preamble to the proposed regulations expresses the view that similar timing issues exist in the case of prepaid forward contracts. If the IRS or Treasury publishes future guidance requiring current economic accrual for contingent payments on prepaid forward contracts, it is possible that you could be required to accrue income over the term of the Notes.

Because of the absence of authority regarding the appropriate tax characterization of the Notes, it is also possible that the IRS could seek to characterize the Notes in a manner that results in tax consequences that are different from those described above. For example, the IRS could possibly assert that any gain or loss that a holder may recognize at maturity or upon the sale, exchange or redemption of the Notes should be treated as ordinary gain or loss.

Non-U.S. Holders

Except as discussed below, a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax for amounts paid in respect of the Notes provided that the Non-U.S. Holder complies with applicable certification requirements and that the payment is not effectively connected with the conduct by the Non-U.S. Holder of a U.S. trade or business. Notwithstanding the foregoing, gain from the sale, exchange or redemption of the Notes or their settlement at maturity may be subject to U.S. federal income tax if that Non-U.S. Holder is a non-resident alien individual and is present in the U.S. for 183 days or more during the taxable year of the sale, exchange, redemption, or settlement and certain other conditions are satisfied.

If a Non-U.S. Holder of the Notes is engaged in the conduct of a trade or business within the U.S. and if any gain realized on the settlement at maturity, or upon sale, exchange or redemption of the Notes, is effectively connected with the conduct of such trade or business (and, if certain tax treaties apply, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the U.S.), the Non-U.S. Holder, although exempt from U.S. federal

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withholding tax, generally will be subject to U.S. federal income tax on such gain on a net income basis in the same manner as if it were a U.S. Holder. Such Non-U.S. Holders should read the material under the heading “—U.S. Holders,” for a description of the U.S. federal income tax consequences of acquiring, owning, and disposing of the Notes. In addition, if such Non-U.S. Holder is a foreign corporation, it may also be subject to a branch profits tax equal to 30% (or such lower rate provided by any applicable tax treaty) of a portion of its earnings and profits for the taxable year that are effectively connected with its conduct of a trade or business in the U.S., subject to certain adjustments.

A “dividend equivalent” payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a Non-U.S. Holder. Under Treasury regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, IRS guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2027. Based on our determination that the Notes are not delta-one instruments, Non-U.S. Holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Underlyings or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. Holders that enter, or have entered, into other transactions in respect of the Underlyings or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

As discussed above, alternative characterizations of the Notes for U.S. federal income tax purposes are possible. Should an alternative characterization, by reason of change or clarification of the law, by regulation or otherwise, cause payments as to the Notes to become subject to withholding tax, tax will be withheld at the applicable statutory rate. As discussed above, the IRS has indicated in the Notice that it is considering whether income in respect of instruments such as the Notes should be subject to withholding tax. Prospective Non-U.S. Holders should consult their own tax advisors regarding the tax consequences of such alternative characterizations.

U.S. Federal Estate Tax. Under current law, while the matter is not entirely clear, individual Non-U.S. Holders, and entities whose property is potentially includible in those individuals’ gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, a Note is likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in a Note.

Backup Withholding and Information Reporting

Please see the discussion under “U.S. Federal Income Tax Considerations — General — Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on the Notes.

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Where You Can Find More Information

The terms and risks of the Notes are contained in this pricing supplement and in the following related product supplement, prospectus supplement and prospectus, which can be accessed at the following links:

•Product Supplement EQUITY-1 dated December 8, 2025: https://www.sec.gov/Archives/edgar/data/70858/000119312525311320/d49145d424b2.htm

•Series A MTN prospectus supplement dated December 8, 2025 and prospectus dated December 8, 2025: https://www.sec.gov/Archives/edgar/data/70858/000119312525310920/d51586d424b3.htm

This pricing supplement and the accompanying product supplement, prospectus supplement and prospectus have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website at www.sec.gov or obtained from BofAS by calling 1-800-294-1322. Before you invest, you should read this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus for information about us, BAC and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus. Certain terms used but not defined in this pricing supplement have the meanings set forth in the accompanying product supplement or prospectus supplement. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to BofA Finance, and not to BAC.

The Notes are our senior debt securities. Any payments on the Notes are fully and unconditionally guaranteed by BAC. The Notes and the related guarantee are not insured by the Federal Deposit Insurance Corporation or secured by collateral. The Notes will rank equally in right of payment with all of our other unsecured and unsubordinated obligations, except obligations that are subject to any priorities or preferences by law. The related guarantee will rank equally in right of payment with all of BAC’s other unsecured and unsubordinated obligations, except obligations that are subject to any priorities or preferences by law, and senior to its subordinated obligations. Any payments due on the Notes, including any repayment of the principal amount, will be subject to the credit risk of BofA Finance, as Issuer, and BAC, as Guarantor.

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